SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

NEXT FUEL, INC.
(Name of Issuer)

COMMON STOCK, $0.0001 Par Value Per Share
(Title of Class of Securities)

65339A102
 (CUSIP Number)

Scott Williams
Hawk Management
159 North State Street
Newtown, PA 18940
215-968-1600
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:
Gregg Jaclin
Szaferman, Lakind, Blumstein & Blader, PC
101 Grovers Mill Road
Suite 200
Lawrenceville, NJ 08648
(609) 275-0400

03/27/14
(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box .

SCHEDULE 13D

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Scott Williams

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☒
(b)	☐

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

SC/PF/OO

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
1,070,904
(8) SHARED VOTING POWER
867,666
(9) SOLE DISPOSITIVE POWER
1,070,904
(10) SHARED DISPOSITIVE POWER
867,666

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,938,570

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.34%

(14) TYPE OF REPORTING PERSON

IN

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

David Callan

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☒
(b)	☐

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF/OO

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
625,000
(8) SHARED VOTING POWER
822,666
(9) SOLE DISPOSITIVE POWER
625,000
(10) SHARED DISPOSITIVE POWER
822,666

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,447,666

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.69%

(14) TYPE OF REPORTING PERSON

IN

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

HWC, LLC

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☒
(b)	☐

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC/OO

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
822,666
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
822,666
(10) SHARED DISPOSITIVE POWER
0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

822,666

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.78%

(14) TYPE OF REPORTING PERSON

HC/OO

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Hawk Management, L.P.

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☒
(b)	☐

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
713,988
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
713,988
(10) SHARED DISPOSITIVE POWER
0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

713,988

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.75%

(14) TYPE OF REPORTING PERSON

HC/PN

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Hawk Opportunity Fund, L.P.

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☒
(b)	☐

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
713,988
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
713,988
(10) SHARED DISPOSITIVE POWER
0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

713,988

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.75%

(14) TYPE OF REPORTING PERSON

PN

ITEM 1. SECURITY AND ISSUER.

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.0001 (the “Shares”), of Next Fuel, Inc., a Nevada Corporation (the “Company” or the “Issuer”).  The principal executive offices of the Company are located at 122 North Main Street, Sheridan, WY 82801.

ITEM 2. IDENTITY AND BACKGROUND.

This Statement is being filed by and on behalf of Scott Williams and David Callan each of whom is a citizen of the United States.  The present principal occupation of each of Messrs. Williams and Callan is serving as the sole managing members of HWC, LLC, a Delaware limited liability company (“HWC”).

This Statement is also being filed by and on behalf of HWC.  The principal business of HWC is being the sole general partner or sole managing member of the general partner of certain investment partnerships, including Hawk Management, L.P., a Delaware limited partnership (“Hawk Management”).

This Statement is also being filed by and on behalf of Hawk Management.  The principal business of Hawk Management is being the sole general partner or sole managing member of the general partner of certain investment partnerships, including Hawk Opportunity Fund, L.P., a Delaware limited partnership (“Hawk Opportunity”, and, together with Messrs. Williams and Callan, and HWC, and Hawk Management, the “Reporting Persons”).

This Statement is also being filed by and on behalf of Hawk Opportunity.  The principal business of Hawk Opportunity is investing in securities.

Mr. Williams, a member of the Company’s Board of Directors, is the direct beneficial owner of the securities covered by this Statement which are held in his name or he has the right to acquire.  He shares voting control and dispositive power and may be deemed to have indirect beneficial ownership of the securities covered by this Statement which are held in the name of his wife, Claudie Williams, and, as managing member of HWC, the securities covered by this Statement which are held by HWC, Hawk Management, and Hawk Opportunity.

Mr. Callan is the direct beneficial owner of the securities covered by this Statement which are held in his name or he has the right to acquire.  As managing member of HWC, he shares voting control and dispositive power and may be deemed to have indirect beneficial ownership of the securities covered by this Statement which are held by HWC, Hawk Management, and Hawk Opportunity.

HWC is the direct beneficial owner of the securities covered by this Statement which are held in the name of HWC and, pursuant to the Limited Partnership Agreement of Hawk Management, the securities covered by this Statement which are held by Hawk Management, over which it has sole investment discretion and voting authority.

Pursuant to the Limited Partnership Agreement of Hawk Opportunity, Hawk Management is the direct beneficial owner of the securities covered by this Statement which are held in the name of Hawk Opportunity, over which it has sole investment discretion and voting authority.

Hawk Opportunity is the direct beneficial owner of the securities covered by this Statement which are held in the name of Hawk Opportunity.

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The business address of each of the Reporting Persons is 159 North State Street, Newtown, PA 18940.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

This Statement is being filed because the Company registered the Shares under Section 12(g) of the Securities Exchange Act of 1934, as amended, by filing a Form 8-A with the Securities and Exchange Commission (the “SEC”) on March 27, 2014.

Scott Williams purchased, with his personal funds, the following Shares: (a) 477,500 Shares held in his name purchased pursuant to the Cline Transfer Agreement (as defined below); (b) 40,000 Shares held in the name of his wife, Claudie Williams (35,000 of these Shares were given to Mrs. Williams by Mr. Williams from the Shares he purchased pursuant to the Cline Transfer Agreement and 5,000 of these Shares were purchased in the open market by Mrs. Williams); (c) 43,404 Shares held in the IRA of Mr. Williams purchased in the open market; and (d) 5,000 Shares held in the IRA of Claudie Williams purchased in the open market by Mrs. Williams.  The total consideration paid for these Shares was $209,939.

The 477,500 Shares held in the name of Mr. Williams and 35,000 of the Shares held in the name of Mrs. Williams (given to Mrs. Williams by Mr. Williams) were purchased pursuant to a Stock Resale and Option Agreement dated as of February 22, 2011, entered into by Mr. Williams, Mr. Callan, and John Cline, the Company’s former President, Chief Executive Officer and member of the Board of Directors (the “Cline Transfer Agreement”), with Mr. Williams paying the consideration for the 477,500 Shares held in his name, and the 35,000 Shares held in the name of Mrs. Williams, directly to Mr. Cline.

In addition, the Company gave Mr. Williams 50,000 Shares as compensation for his service as a member of the Company’s Board of Directors.

In addition, Mr. Williams received, on April 1, 2014, a consulting contract from the Company granting him the option to purchase 250,000 Shares at $0.90 per Share and the option to purchase 250,000 warrants convertible into Shares for $0.90 per warrant.

David Callan purchased, with his personal funds, 625,000 Shares pursuant to the Cline Transfer Agreement.  Mr. Callan paid $6,250 for these Shares directly to Mr. Cline.

On February 22, 2011, Hawk Opportunity loaned the Company $50,000, derived from the capital of Hawk Opportunity, to facilitate the Company negotiating an acquisition. On March 28, 2011, when the Company completed the acquisition, the $50,000 loan was converted into Shares at a rate of $0.10 per Share for a total of 500,000 Shares.  The Company reported this transaction as well as the Cline Transfer Agreement in Current Reports on Form 8-K filed with the SEC on February 23, 2011 and February 28, 2011 and April 1, 2011.

In addition, Hawk Opportunity purchased another 213,988 Shares in the open market.  The total consideration paid for these 213,988 Shares was $182,858, derived from the capital of Hawk Opportunity.

HWC invested $50,000, derived from the capital of HWC, in a predecessor company to the Company and received shares from that predecessor company.  These predecessor company shares were converted into Shares at a rate of $0.50 per Share for a total of 100,000 Shares.  In addition, HWC purchased another 8,678 Shares in the open market.  The total consideration paid for these 8,678 Shares was $21,695, derived from the capital of HWC.

ITEM 4. PURPOSE OF TRANSACTION.

Hawk Opportunity was instrumental in helping the Company raise money in 2007 because Hawk Opportunity liked their technology.  Hawk Opportunity decided to invest again in 2009 and 2010 to enable the Company to acquire water treatment technology.  All of the Reporting Persons have a relationship to Hawk Opportunity and once Hawk Opportunity invested again, given the environmental challenges facing industry treating water, all of the Reporting Persons decided they wanted to have exposure in the water treatment industry.

The Reporting Persons do not have any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as might be proposed by Mr. Williams in his capacity as a director of the Company or by such Board of Directors, with the participation of Mr. Williams. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to its investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)
As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 2,563,570 Shares, constituting 24.25% of the outstanding Shares.  The percentage of Shares owned is based upon 10,572,500 Shares outstanding on March 27, 2014, as set forth in an email from Robin Kindle, the Company’s Chief Financial Officer, to Messrs. Williams and Callan on April 10, 2014.  The Reporting Persons may be deemed to have direct beneficial ownership of the Shares as follows:

Name	Number of Shares	% of Outstanding Shares	Voting and Dispositive Power
Scott Williams	1,070,904	10.13%	Sole
Scott Williams	867,666	8.21%	Shared
David Callan	625,000	5.91%	Sole
David Callan	822,666	7.78%	Shared
HWC, LLC	822,666	7.78%	Sole
Hawk Management, L.P.	713,988	6.75%	Sole
Hawk Opportunity Fund, L.P.	713,988	6.75%	Sole

Scott Williams may be deemed to possess direct beneficial ownership of, and sole voting and dispositive power over, the following Shares adding up to 1,070,904 Shares: (a) 527,500 Shares held in his name; (b) 43,404 Shares held in the IRA of Mr. Williams; (c) options to purchase 250,000 Shares at $0.90 per Share; and (d) options to purchase 250,000 warrants convertible into Shares for $0.90 per warrant.

Scott Williams may be deemed to possess indirect beneficial ownership of, and shared voting and dispositive power over, the following Shares adding up to 867,666 Shares: (a) 108,678 Shares held by HWC (of which Mr. Williams is a managing member); (b) 713,988 Shares held by Hawk Opportunity (of which Mr. Williams is a managing member of the general partner (HWC) of Hawk Opportunity’s general partner (Hawk Management)); (c) 40,000 Shares held in the name of his wife, Claudie Williams; and (d) 5,000 Shares held in the IRA of Claudie Williams.

David Callan may be deemed to possess direct beneficial ownership of, and sole voting and dispositive power over, the 625,000 Shares held in his name.

David Callan may be deemed to possess indirect beneficial ownership of, and shared voting and dispositive power over, the following Shares adding up to 822,666 Shares: (a) 108,678 Shares held by HWC (of which Mr. Callan is a managing member); and (b) 713,988 Shares held by Hawk Opportunity (of which Mr. Callan is a managing member of the general partner (HWC) of Hawk Opportunity’s general partner (Hawk Management)).

HWC may be deemed to possess direct beneficial ownership of, and sole voting and dispositive power over, the following Shares adding up to 822,666 Shares: (a) 108,678 Shares held by HWC; and (b) 713,988 Shares held by Hawk Opportunity (of which HWC is the general partner of Hawk Opportunity’s general partner (Hawk Management)).

Hawk Management may be deemed to possess direct beneficial ownership of, and sole voting and dispositive power over, the 713,988 Shares held by Hawk Opportunity, an entity for which it serves as general partner.

Hawk Opportunity may be deemed to possess direct beneficial ownership of, and sole voting and dispositive power over, the 713,988 Shares held by it.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any Shares.

(b)	See Item 5(a) above.

(c)
Except for: (a) the consulting contract Mr. Williams received from the Company on April 1, 2014, granting him the option to purchase 250,000 Shares at $0.90 per Share and the option to purchase 250,000 warrants convertible into Shares for $0.90 per warrant; and (b) 1,000 Shares held in the IRA of Mr. Williams that Mr. Williams purchased in the open market for $1.00 per Share on May 2, 2014, none of the Reporting Persons has effected any transactions in the Shares during the past sixty days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except for the investment discretion and voting authority described in Item 2 of this Statement and in the respective partnership agreements of Hawk Management and Hawk Opportunity which each contain provisions whereby, respectively, HWC and Hawk Management, may, after certain adjustments, receive a percentage of realized or unrealized profits, if any, derived from that partnership’s investments, to the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: May 7, 2014

By:	/s/ Scott Williams
Name: Scott Williams

By:	/s/ David Callan
Name: David Callan

HWC, LLC
By:	/s/ Scott Williams
Name: Scott Williams Title: Managing Member

HAWK MANAGEMENT, L.P.

By: HWC, LLC, as its general partner

By:	/s/ Scott Williams
Name: Scott Williams Title: Managing Member

HAWK OPPORTUNITY FUND, L.P.

By: HWC MANAGEMENT, L.P., as its general partner

By: HWC, LLC, as its general partner
By:	/s/ Scott Williams
Name: Scott Williams Title: Managing Member